Filed pursuant to Rule 424(b)(3)

File No. 333-199190

ETF Managers Group Commodity Trust I

Supplement dated

December 29, 2017

to the

Sit Rising Rate ETF (the “Fund”)

Prospectus

dated January 20, 2017, as supplemented

Effective January 1, 2018, the fee arrangements with respect to the Fund have been revised as follows:

The Fund pays ETF Managers Capital LLC (the “Sponsor”) a management fee (the “Sponsor Fee”), calculated daily and paid monthly, equal to the greater of 0.15% of its average daily net assets, or $75,000. The Fund also pays Sit Fixed Income Advisors II, LLC (“Sit”) a license and service fee, paid monthly in arrears, for the use of the Benchmark Portfolio in an amount equal to 0.20% per annum of the value of the Fund’s average daily net assets (the “CTA Fee” and, together with the Sponsor Fee, the “Management Fee”). The Fund is responsible for paying all of the routine operational, administrative and other ordinary expenses of the Fund, (collectively, “Other Expenses”). The Sponsor has contractually agreed to waive its receipt of the Sponsor Fee and/or assume the Fund’s expenses (excluding brokerage fees, interest expense, and extraordinary expenses) so that the Fund’s total annual expenses (i.e., the Management Fee plus Other Expenses) do not exceed 1.00% per annum through January 31, 2019.

All references to the fee arrangements in the Prospectus are revised, accordingly.

As a result of the reduction in the expense limitation, in order for a hypothetical investment in Shares to break even over the next 12 months, assuming a selling price of $23.74 (the closing price per Share as of December 26, 2017), the investment would have to generate a -0.21% return or -$0.05 ($23.69 price per Share).

The table and accompanying disclosure regarding “Annual Fund Operating Expenses” in the section titled “The Fund’s Fees and Expenses” is revised to read as follows:

This table describes the net fees and expenses that you may pay if you buy and hold Shares of the Fund. The percentages are based on estimated expenses for the twelve-month period beginning on January 1, 2018 and the Fund’s total assets as of December 26, 2017. You should note that you may pay brokerage commissions on purchases and sales of the Fund’s Shares, which are not reflected in the table; however, the Fund’s brokerage fees and commissions are included (those costs associated with rolling futures). Authorized Participants will pay applicable creation and redemption fees.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Sponsor Fee(1)	0.23%
CTA Fee(2)	0.20%
Other Expenses	1.26%
Brokerage Commissions	0.09%
Total Annual Fund Expenses	1.78%
Expense Waiver/Assumption(3)	(0.69)%
Total Annual Fund Expenses after Expense Waiver/Assumption(3)	1.09%

(1)	The Fund pays the Sponsor a management fee (the “Sponsor Fee”), calculated daily and paid monthly, equal to the greater of 0.15% of its average daily net assets, or $75,000.

(2)	The Fund pays Sit a license and service fee, paid monthly in arrears, for the use of the Benchmark Portfolio in an amount equal to 0.20% per annum of the value of the Fund’s average daily net assets (the “CTA Fee” and, together with the Sponsor Fee, the “Management Fee”). For the period from the inception of the Fund through December 31, 2017, the Fund paid Sit a license and service fee for the use of the Benchmark Portfolio in an amount equal to 0.50% per annum of the value of the Fund’s average daily net assets.

(3)	The Sponsor has contractually agreed to waive the Sponsor Fee and/or assume the Fund’s Other Expenses (which term excludes brokerage fees, interest expense, and extraordinary expenses) so that the Fund’s Total Annual Fund Expenses do not exceed 1.00% per annum through January 31, 2019. After that date, the expense limitation may be terminated and Fund shareholders may incur expenses higher than 1.00% annually, potentially significantly higher. As the Fund’s assets increase, Other Expenses may decrease as a percentage of the Fund’s assets. Above a certain size the Other Expenses may be less than 1.26%. The Fund may also be responsible for certain non-recurring or extraordinary fees and expenses. For the period from the inception of the Fund through December 31, 2017, Sit had agreed to waive its CTA Fee and the Sponsor had agreed to waive the Sponsor Fee and/or assume the Fund’s Other Expenses (which term excludes brokerage fees, interest expense, and extraordinary expenses) so that the Fund’s Total Annual Fund Expenses did not exceed 1.50% per annum. The audited financial statements in the Annual Report differ, as the fees and expenses in the Annual Report reflect the expense limitation in effect through December 31, 2017.

Additionally, the section titled “Breakeven Analysis” is revised to read as follows:

Breakeven Analysis

The breakeven analysis below indicates the approximate dollar returns and percentage returns required for the redemption value of a hypothetical initial investment in a single Share of the Fund to equal the amount invested twelve months after the investment was made. For purposes of this breakeven analysis, the price of $23.74 per Share, which was the price per Share at the close of trading on December 26, 2017, is assumed. In order for a hypothetical investment in Shares to break even over the next 12 months, assuming a selling price of $23.74 per Share, the investment would have to generate a -0.21% or -$0.05 return.

This breakeven analysis refers to the redemption of baskets by Authorized Participants and is not related to any gains an individual investor would have to achieve in order to break even. The breakeven analysis is an approximation only.

Assumed initial selling price per Share	$23.74

Management and CTA Fees(1)	$0.05

Creation Basket Fee(2)	$(0.01)

Estimated Brokerage Fee(3)	$0.02

Rebalancing Costs (0.012%)	$0.003

Other Expenses(4)	$0.19

Interest Income (1.33%)(5)	$(0.30)

Amount of trading income (loss) required for the Fund’s NAV to break even	$(0.05)

Percentage of initial selling price per Share(6)	(0.21)%

(1)	The Fund pays the Sponsor a management fee (the “Sponsor Fee”), calculated daily and paid monthly, equal to the greater of 0.15% of its average daily net assets, or $75,000. The Fund also pays Sit a license and services, paid monthly in arrears, in an amount equal to 0.20% per annum of the value of the Fund’s average daily net assets. The amount presented is based on the Fund’s total assets as of December 26, 2017 and incorporates the Sponsor’s contractual agreement to waive its management fee and/or assume Fund expenses (excluding brokerage fees, interest expense, and extraordinary expenses) to cap Total Annual Fund Expenses at 1.00% (see note 6 below).

(2)	Authorized Participants are required to pay a Creation Basket fee of $500 for each order they place to create one or more baskets. An order must be at least one basket, which is 50,000 Shares. This breakeven analysis assumes a hypothetical investment in a single Share so the Creation Basket fee is $0.01 ($500/$50,000).

(3)	This amount is based on estimated brokerage fees for the Fund calculated on an annualized basis.

(4)	Other Expenses are based on estimated amounts for the twelve-month period beginning on January 1, 2018, including the Sponsor’s contractual agreement to waive its management fee and/or assume Fund expenses (excluding brokerage fees, interest expense, and extraordinary expenses) to cap Total Annual Fund Expenses at 1.00% (see note 6 below). The Sponsor has paid all of the expenses related to the organization of the Fund and offering of the Shares in this prospectus.

(5)	The Fund earns interest on its investments and funds it deposits with the futures commission merchant and the custodian and it estimates that the interest rate will be 1.33% based on the interest rate on three-month Treasury Bills as of December 22, 2017. The actual rate may vary and not all assets of the Fund will earn interest.

(6)	The Sponsor has contractually agreed to waive the Sponsor Fee and/or assume the Fund’s Other Expenses (which term excludes brokerage fees, interest expense, and extraordinary expenses) so that the Fund’s Total Annual Fund Expenses do not exceed 1.00% per annum through January 31, 2019. After that date, the expense limitation may be terminated and Fund shareholders may incur expenses higher than 1.00% annually, perhaps significantly higher. The Fund may also be responsible for certain non-recurring or extraordinary fee and expenses. For the period from the inception of the Fund through December 31, 2017, Sit had agreed to waive its CTA Fee and the Sponsor had agreed to waive the Sponsor Fee and/or assume the Fund’s Other Expenses (which term excludes brokerage fees, interest expense, and extraordinary expenses) so that the Fund’s Total Annual Fund Expenses did not exceed 1.50% per annum.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED IN THIS PROSPECTUS, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

Please retain this Supplement with your Prospectus.

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